Exhibit 21.1

SUBSIDIARIES OF CRYOLIFE, INC.

Subsidiary	Jurisdiction
CryoLife Europa, LTD.	England and Wales
AuraZyme Pharmaceuticals, Inc.	Florida
CryoLife International, Inc.	Florida
CryoLife Asia Pacific, Pte. LTD.	Singapore
CryoLife France, SAS.	France
On-X Life Technologies Holdings, Inc.	Delaware